For Immediate Release

Nordion Reports First Quarter Fiscal 2013 Financial Results

•	Revenue of $53.7 million in Q1 2013, an increase of 1% over Q1 2012
•	Adjusted earnings per share, excluding specified items, decreased to $0.07 in Q1 2013, down from adjusted earnings per share of $0.11 in the first quarter fiscal 2012
•	TheraSphere revenue of $12.0 million in Q1 2013, an increase of 9% over Q1 2012

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – March 5, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the first quarter of fiscal 2013. The Company generated $53.7 million in revenue for the first quarter fiscal 2013, an increase of $0.6 million, or 1%, over revenue of $53.0 million for the same period in fiscal 2012.

Excluding the specified items shown on the attached non-GAAP reconciliation table, adjusted net income for the first quarter decreased to $4.1 million from adjusted net income of $7.1 million during the same period in the previous fiscal year. Nordion had a GAAP net loss of $0.3 million in first quarter fiscal 2013, which improved by $0.6 million from a GAAP net loss of $0.9 million in the first quarter fiscal 2012.

First quarter fiscal 2013 adjusted non-GAAP earnings per share (EPS) decreased to $0.07 compared with $0.11 non-GAAP EPS in the first quarter of 2012. GAAP EPS was nil in the first quarter of 2013 versus a $0.01 loss per share in the same period last year.

“Nordion reported solid Q1 results with our Targeted Therapies, Sterilization Technologies and Medical Isotopes businesses turning in good performances,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We remain focused on executing our business strategy and building long-term value for shareholders.”

Nordion Inc. Interim Report January 31, 2013

Consolidated Financial Results
GAAP
	Three months ended January 31
(thousands of U.S. dollars, except when noted)	2013	2012	% Change
Revenues	$53,664	53,015	1%

Gross margin	52%	52%	-

Net loss	$(269)	(887)	70%

Diluted loss per share	$-	(0.01)	100%

Cash and cash equivalents	$87,514	71,166	23%

Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,909	62,247	(1%)

Non-GAAP1	Three months ended January 31
(thousands of U.S. dollars, except when noted)	2013	2012	% Change
Adjusted net income	$4,100	7,125	(42%)

Adjusted diluted earnings per share	$0.07	0.11	(36%)
1 See Non-GAAP reconciliation table at the end of this release

Q1 2013 Key Events
•
On January 28, 2013, Nordion announced it had engaged Jefferies & Company to advise and assist in a review of strategic alternatives for the Company to enhance shareholder value and create new opportunities.

•	On January 25, 2013, Nordion entered an $80 million Amended and Restated senior secured credit facility agreement with the Toronto-Dominion Bank and a select group of other financial institutions.
•
On January 21, 2013, Nordion filed an amended statement of claim against Atomic Energy of Canada Limited (AECL) in the Ontario Superior Court of Justice with regards to the Isotope Production Facilities Agreement.

Review of Strategic Alternatives
During its first quarter fiscal 2013, Nordion announced it had initiated a review of strategic alternatives with a view to enhancing shareholder value and creating new opportunities for the Company. Jefferies & Company has been engaged to advise and assist in this review. No decision has been made to enter into any specific strategic transaction or any other strategic alternative at this time, and there can be no assurance that Nordion will enter into a transaction in the future. The Company does not plan to disclose or comment on developments regarding the strategic review process until further disclosure is deemed appropriate. Nordion intends to continue with planned business activities throughout the strategic alternatives review process.

First Quarter Fiscal 2013 Segment Results
Following the strategic organizational realignment announced on September 12, 2012, the sole product that is now reported in Targeted Therapies is Nordion’s innovative liver cancer treatment, TheraSphere®. Contract Manufacturing is now reported under Medical Isotopes.

Targeted Therapies
TheraSphere® revenue for first quarter fiscal 2013 of $12.0 million increased by $1.0 million or 9% compared with first quarter fiscal 2012 primarily due to adoption in new clinics. Nordion expects growth in the second half of fiscal 2013 to be stronger than in the first half of the year and continues to forecast annual growth in the mid-teen percent range.

TheraSphere segment earnings of $1.4 million in first quarter fiscal 2013 decreased $1.7 million or 54%, compared with first quarter fiscal 2012 mainly due to higher spend for TheraSphere sales and marketing activities and supporting functions, as well as increased research and development spending related to the Company’s Phase III clinical trials.

Sterilization Technologies
Sterilization Technologies revenue for first quarter fiscal 2013 of $16.4 million increased by $0.3 million or 2% compared with first quarter fiscal 2012. Revenue from Cobalt of $15.4 million in first quarter fiscal 2013 decreased by $0.3 million or 2% due to quarterly variability of timing of shipments to our customers and the relative difference in mix of customers in each respective period.

Sterilization-Other revenue of $1.1 million increased by $0.6 million or 133% in first quarter fiscal 2013, compared with first quarter fiscal 2012 due to an increase in refurbishment work performed on existing production irradiators.

Sterilization Technologies segment earnings of $3.5 million decreased $0.9 million or 21% in first quarter fiscal 2013 compared with first quarter fiscal 2012 mainly due to lower Cobalt sales volumes covering slightly higher production support costs as well as higher pension related costs.

Medical Isotopes
Medical Isotopes revenue for first quarter fiscal 2013 of $25.2 million decreased by $0.7 million or 3% compared with first quarter fiscal 2012. Reactor isotopes revenue of $20.4 million in first quarter fiscal 2013, decreased by $0.5 million or 3% primarily due to decreases in the price of Molybdenum-99 (Mo-99) from Nordion’s largest customer, which was partially offset by additional orders resulting from the shutdown of the primary reactor in Europe that usually supplies certain of the Company’s competitors. Based on the additional orders resulting from this shutdown, Nordion expects its forecasted decline in Medical Isotopes revenue to be in the mid-teen percentage range compared to the Company’s original annual forecast of a 20% decline for fiscal 2013.

Cyclotron isotopes revenues were lower by 8% for Q1 2013 compared to the same period in fiscal 2012 primarily due to lower customer demand for Iodine-123. Contract manufacturing revenues were higher by 6% for Q1 2013 compared to the same period in fiscal 2012 due to higher sales price for Bexxar®, a Glaxo Smith Kline product.

Medical Isotopes segment earnings of $6.9 million in first quarter fiscal 2013 decreased $0.8 million or 10% compared with first quarter fiscal 2012 mainly due to lower sales volume and price of Mo-99.

Corporate and Other
Corporate and Other segment loss was $2.8 million in first quarter fiscal 2013, increased by $0.9 million or 47%, compared with the first quarter fiscal 2012. The quarterly increase in loss reflected a foreign exchange gain the Company recorded in first quarter fiscal 2012.

A full copy of Nordion’s first quarter fiscal 2013 Management’s Discussion and Analysis and the financial statements and notes can be downloaded at www.nordion.com/investors.

Conference Call
Nordion will hold a conference call on Wednesday, March 6, 2013 at 9:30 am ET to discuss its first quarter fiscal 2013 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. Interested parties may access the live webcast of the conference call from the Nordion website at www.nordion.com. Participants will need to register for this call and provide their full name, company name, phone number and email address to obtain the conference call coordinates. Registered participants will join the call using the coordinates (phone number, passcode, & personal PIN) provided during the registration process. Please advise your participants to print the coordinates when registering.  The Self Registration URL link is as follows:

http://selfreg6.bellconferia.ca/webportal3/reg.html?Acc=1790302020&Conf=124979

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of targeted therapies, sterilization technologies, and medical isotopes that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees worldwide. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact.  The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2012 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2012 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Non-GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Nordion Inc. Interim Report January 31, 2013

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x 1022
tamra.benjamin@nordion.com

Nordion Inc. Interim Report January 31, 2013

Segment Financial Results (with reconciliation to net loss)
Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change
Revenues
Targeted Therapies	$12,038	$11,012	9%
Sterilization Technologies	16,430	16,136	2%
Medical Isotopes	25,196	25,867	(3%)
Consolidated segment revenues from continuing operations	$53,664	$53,015	1%

Segment earnings (loss)
Targeted Therapies	$1,430	$3,113	(54%)
Sterilization Technologies	3,516	4,454	(21%)
Medical Isotopes	6,939	7,711	(10%)
Corporate and Other	(2,817)	(1,915)	(47%)
Total segment earnings	$9,068	$13,363	(32%)

Depreciation and amortization	3,280	5,180	(37%)
Restructuring charges, net	11	(648)	102%
AECL arbitration and legal costs	502	1,878	(73%)
Pension settlement loss	7,003	-	100%
Internal investigation costs	4,124	-	100%
Change in fair value of embedded derivatives	(287)	6,254	(105%)
Loss on Celerion note receivable	218	2,411	(91%)
Consolidated operatingloss	$(5,783)	$(1,712)	(238%)

Net interest income	528	607	(13%)
Income tax recovery	4,986	218	2187%
Net loss	$(269)	$(887)	70%

Nordion Inc. Interim Report January 31, 2013

Non-GAAP Reconciliation

Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2013	2012	% Change
Net (loss) income	$(269)	$(887)	70%
Adjusted for specified items:
Restructuring charges, net	11	(648)	102%
Change in fair value of embedded derivatives	(287)	6,254	(105%)
AECL arbitration and legal fees	502	1,878	(73%)
Internal investigation costs	4,124	-	100%
Loss on Celerion note receivable	218	2,411	(91%)
Pension settlement loss	7,003	-	100%
Tax effect on specified items listed above	(2,907)	(1,883)	(54%)
Change in reserve for uncertain tax positions	(8,101)	-	(100%)
Valuation allowance on deferred tax assets	4,465	-	100%
Adjusted net income	$4,100	$7,125	(42%)

Diluted (loss) earnings per share	-	(0.01)	100%
Adjusted diluted earnings per share	0.07	0.11	(36%)
Weighted average number of Common shares outstanding – diluted (thousands of shares)	61,909	62,247	(1%)

Nordion Inc. Interim Report January 31, 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(thousands of U.S. dollars, except share amounts)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$87,514	$109,360
Accounts receivable	34,759	46,488
Notes receivable	4,011	4,004
Inventories	39,717	33,977
Income taxes recoverable	17,013	23,951
Current portion of deferred tax assets	4,150	4,141
Other current assets	4,618	2,042
Total current assets	191,782	223,963

Restricted cash	40,254	3,906
Property, plant and equipment, net	84,679	88,217
Deferred tax assets	52,383	52,855
Long-term investments	1,450	1,450
Other long-term assets	51,583	58,190
Total assets	$422,131	$428,581
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$13,527	$18,783
Accrued liabilities	78,552	80,322
Income taxes payable	7,432	9,494
Current portion of long-term debt	4,178	4,190
Current portion of deferred revenue	1,256	1,500
Total current liabilities	104,945	114,289

Long-term debt	39,937	39,141
Deferred revenue	1,686	1,958
Long-term income taxes payable	3,960	3,960
Other long-term liabilities	70,790	74,468
Total liabilities	221,318	233,816

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,101	252,168	252,168
Additional paid-in capital	85,118	84,726
Accumulated deficit	(265,741)	(265,474)
Accumulated other comprehensive income	129,268	123,345
Total shareholders’ equity	200,813	194,765
Total liabilities and shareholders’ equity	$422,131	$428,581

Please refer to the complete set of Consolidated Financial Statements for Q1 2013

Nordion Inc. Interim Report January 31, 2013

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2013	2012
Revenues	$53,664	$53,015
Costs and expenses
Direct cost of revenues	25,859	25,458
Selling, general and administration	21,233	16,045
Depreciation and amortization	3,280	5,180
Restructuring charges (recovery), net	11	(648)
Change in fair value of embedded derivatives	(287)	6,254
Other expenses, net	9,351	2,438
Total costs and expenses	59,447	54,727
Operating loss	(5,783)	(1,712)
Interest expense	(1,323)	(1,173)
Interest and dividend income	1,851	1,780
Loss before income taxes	(5,255)	(1,105)
Income tax recovery	(4,986)	(218)
Net loss	$(269)	$(887)

Basic and diluted loss per share	$-	$(0.01)
Please refer to the complete set of Consolidated Financial Statements for Q1 2013

Nordion Inc. Interim Report January 31, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2013	2012
Operating activities
Net loss	$(269)	$(887)
Adjustments to reconcile net loss to cash provided by operating activities:
Items not affecting current cash flows	12,809	8,004
Changes in operating assets and liabilities	1,572	2,268
Cash provided by operating activities	14,112	9,385
Investing activities
Purchase of property, plant and equipment	(98)	(2,311)
(Increase) decrease in restricted cash	(36,159)	300
Cash used in investing activities	(36,257)	(2,011)
Financing activities
Payment of cash dividends	-	(6,238)
Repurchase and cancellation of Common shares	-	(3,521)
Cash used in financing activities	-	(9,759)
Effect of foreign exchange rate changes on cash and cash equivalents	299	(516)
Net decrease in cash and cash equivalents during the period	(21,846)	(2,901)
Cash and cash equivalents, beginning of period	109,360	74,067
Cash and cash equivalents, end of period	$87,514	$71,166

Please refer to the complete set of Consolidated Financial Statements for Q1 2013

SOURCE: Nordion

Nordion Inc. Interim Report January 31, 2013